P.E. 1/31/02

1-1410





FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated January 31, 2002, announcing Pechiney's annual results for 2001.

January 31, 2002



Annual Results 2001

Pechiney announces annual net income of € 233 million (down 26% from 2000) and adjusted net income per share(*) of € 3.76 euros (down 21% from 2000). At € 549 million, earnings from operations declined 17% compared with the year 2000. The net dividend proposed per common share "A" is maintained at € 1.00.

Major events

Growth was confirmed in the packaging sector with a 36% increase in earnings from operations in 2001 over 2000. Excluding acquisitions made in 2001, the rise was 31%, compared with an objective of 20% defined at the beginning of the year.

There was a sharp downturn in aluminum conversion and primary aluminum markets in the second half.

Continuous Improvement was launched in December 2001. The Group targets € 450 million in Continuous Improvement Gains on an annual basis by the end of 2004.

Share buyback. 1,408,353 shares were bought back during the year (1.73% of the capital).

Outlook. Following the publication of the Group's annual results, Jean-Pierre Rodier declared: *"I am confident that, thanks to the combination of initial Continuous Improvement Gains, the full year impact of 2001 acquisitions and of an additional 20% improvement in Packaging profits, Pechiney is well positioned for 2002. These benefits, without assuming a marked recovery in the world economy in 2002 and on the basis of a realised aluminium price of 1,450 U.S.$/metric ton and a U.S. dollar exchange rate of $0.90/€, should allow Pechiney to compensate for the impact on 2002 earnings from operations of a fall in aerospace orders and of a difficult economic environment at the start of this year."*

Analysis of results

Statement of income

Millions of euros

Results	**2001**	**2000**
Net sales	11,054	10,679
Earnings from operations	**549**	**658**
Goodwill amortisation	(29)	(20)
Restructuring expense, other (expense) income	(85)	(40)
Financial expense, net	(68)	(68)
Income tax expense	(130)	(172)
Equity in net earnings of affiliates	24	(13)
Minority interests	(28)	(31)
Net income	**233**	**314**
Per common share "A" (euro)	**2.92**	**3.90**
Adjusted net income per share (*)	**3.76**	**4.78**
	T4 2001	**T4 2000**
Net sales	2,679	2,810
Earnings from operations	**104**	**176**
Goodwill amortisation	(9)	(5)
Restructuring expense, other (expense) income	(57)	1
Financial expense, net	(16)	(15)
Income tax expense	(16)	(33)
Equity in net earnings of affiliates	8	10
Minority interests	(6)	(10)
Net income	**8**	**124**
Per common share "A" (euro)	**0.09**	**1.54**
Adjusted net income per share (*)	**0.68**	**1.47**

(*) Published net income per share excluding the impact, after taxes, of restructuring expense and other (expense) income.

Net income for 2001 totalled € 233 million, or € 2.92 per share, compared with € 314 million (€ 3.90 per share) in 2000. Adjusted net income per share was € 3.76 in 2001, compared with € 4.78 in 2000. In the fourth quarter, adjusted net income per share stood at € 0.68 versus € 1.47 in 2000.

During 2001, the aluminum market was negatively affected by a sharp decline in demand, in spite of the capacity reductions, which followed on from the energy crisis in North America and in Brazil. In 2001, the average realised aluminum price decreased by 5.4% (to 1,483 U.S.$/metric ton) from the same period in 2000. This decline, as well as that of geographic premiums, was accentuated during the second half, when the average price finally fell to 1,373 U.S.$/metric ton in the fourth quarter.

In aluminum conversion, the environment remained difficult throughout the year in the United States and also declined in Europe during the second half. In the aerospace market, while demand remained highly favourable during most of the year, the consequences of the September 11 attacks started to be felt towards the end of the fourth quarter and orders fell sharply in this area.

The Packaging sector recorded a sharp increase in its operating results, which boasted a 36% rise at the level of Earnings from Operations in 2001, confirmed during the fourth quarter by a 40% increase from the same period in 2000.

Principal indicators

	Q4 2001	Q4 2000
Average euro/U.S. dollar	0.90	0.87
LME average price ($/t)	1,337	1,527
Realised average price ($/t)	1,373	1,561

	2001	2000
Average euro/U.S. dollar	0.90	0.92
LME average price ($/t)	1,454	1,567
Realised average price ($/t)	1,483	1,567


Net Sales
(Millions of euros)
2900
2800
2700
2600
2500
2400
2300
2200
2100
2000
2567
2660
2642
2810
2817
2806
2752
2679
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01


Earnings from Operations
(Millions of euros)
200
180
160
140
120
100
80
60
40
20
0
180
178
124
176
166
142
137
104
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01

Annual Shareholders' Meeting

Pechiney's Annual Shareholders' Meeting is scheduled for March 28, 2002. Both an ordinary and an extraordinary Shareholders' Meeting are planned. A net dividend of € 1.00 per common share "A" and of € 1.79 per preferred share "B" has been proposed with payment on May 7, 2002, excluding the corresponding *avoir fiscal* (applicable French withholding tax).

French- and English-language versions of the proposed resolutions can be consulted at *www.pechiney.com* once an official announcement of the meeting has been published.

Highlights – fourth quarter

In December 2001, Pechiney announced the deployment of its **Continuous Improvement System** which aims to achieve a significant increase in profitability through the systematic application of procedures tested throughout the Company since 1999. Its field of application concerns not only controlled cost reductions, but also improvements in safety, product quality, customer service and the performance of acquisitions, as well as the optimisation of production tools and processes. By making processes more reliable and reducing costs, the Group targets € 450 million in Continuous Improvement Gains on an annual basis by the end of 2004.

Operating results – fourth quarter

Consolidated net sales in the fourth quarter declined 4.7% to € 2,679 million, compared with € 2,810 million in the fourth quarter of 2000. On a comparable basis, there was a decrease of 9%.

At € 104 million, **earnings from operations** in the fourth quarter decreased by 41% from the same period in 2000 and by 24% from the previous quarter.

The determining factors in this trend were as follows.

- **Primary Aluminum** was affected by the decrease in the average price of aluminum on the LME and in the parity of the U.S. dollar, as well as in geographic and foundry premiums. The decline in sales of technology compared with the previous year also had an impact.
- During the quarter, the **Aluminum Conversion** business was confronted by a slump in European markets with a sharp drop in sales volume. In the United States, provisions for bad debt kept American activities from taking advantage of improvements in operating processes and gains in productivity.
- **Packaging** *confirmed its good performance, reflecting its* ongoing efforts to reduce costs and lower raw materials prices. The consolidation of Soplaril also contributed to results.

Net Sales

Millions of euros	Q4 2001	Q4 2000
Primary Aluminum	448	572
Aluminum Conversion	615	646
Packaging	622	547
Ferroalloys	89	93
Net sales from industrial operations	**1,774**	**1,858**
International Trade	905	952
Total	**2,679**	**2,810**

Millions of euros	2001	2000
Primary Aluminum	1,851	2,039
Aluminum Conversion	2,676	2,600
Packaging	2,418	2,085
Ferroalloys	358	377
Net sales from industrial operations	**7,303**	**7,101**
International Trade	3,751	3,578
Total	**11,054**	**10,679**

Earnings from Operations

Millions d'euros	Q4 2001	Q4 2000
Primary Aluminum	72	140
Aluminum Conversion	(9)	16
Packaging	35	25
Ferroalloys	6	4
International Trade	24	20
Holdings	(24)	(29)
Total	**104**	**176**

Millions d'euros	2001	2000
Primary Aluminum	423	509
Aluminum Conversion	23	78
Packaging	136	100
Ferroalloys	0	0
International Trade	55	64
Holdings	(88)	(93)
Total	**549**	**658**

Segment breakdown – fourth quarter

Primary Aluminum (Aluminum Metal, Bauxite, Alumina)

At € 72 million, earnings from operations in the fourth quarter of 2001 decreased by 49% from the same period in 2000. This decline was mainly due to the combined drop in the price of aluminum and in geographic and foundry premiums. In addition, the volume of technology sales, reflecting the completion of the Mozal and Alma contracts, was down from 2000.

These negative effects were only partly offset by the consolidation of the additional equity interest acquired in the Tomago smelter in October 2001 (an additional 70,000 metric tons per year).

In comparison with the third quarter of 2001, earnings from operations were also down sharply mainly owing to a decline of more than U.S.$100 per metric ton in the realised price of aluminum and in premiums from one quarter to the next. The decrease in income from technology sales, which had been strong in the third quarter, also contributed to the decline. Finally, the Group continued to benefit from satisfactory runrates at its manufacturing operations in the fourth quarter (after a difficult first half).

Aluminum Conversion

In Aluminum Conversion, operating results in the fourth quarter of 2001 included the contribution of Workington and Eurofoil, both of which were acquired during the year.

Earnings from operations reported by European activities went from € 27 million in the fourth quarter of 2000 to € 3 million in the same period in 2001. In the third quarter of 2001, earnings from operations had totalled € 15 million.

The quarter was marked by the continued severe economic downturn in Europe. A decline in European demand was observed in the majority of aluminum conversion markets, except for the automotive and canstock sectors.

The first effects of the terrorist attacks of September 11 on the aerospace market were felt in December with a significant drop in orders.

In the United States, exceptional cost overruns linked to provisions for bad debt offset improvements in operating performance at Ravenswood, whereas there has been no indication of a rise in demand. This facility posted an operating loss of € 12 million in the fourth quarter of 2001, compared with a loss of € 11 million in the third quarter.

Packaging

In Packaging, earnings from operations totalled € 35 million, compared with € 25 million in the fourth quarter of 2000. For the year, the increase was 36%, or 31% excluding acquisitions made in 2001, compared with the packaging sector's objective to increase earnings from operations (excluding new acquisitions) by 20% as announced at the beginning of the year. Finally, if the contribution of the companies acquired in 2000 were also excluded, the rise on a comparable basis would be 23%.

In the fourth quarter, earnings from operations increased by 40% over the previous year. This growth was mainly linked to the contribution of newly acquired companies, as well as to ongoing efforts to reduce costs and to lower raw materials prices. Nevertheless, in the fourth quarter, the Packaging sector was affected by a drop in sales volume, excluding acquisitions, in the majority of its activities owing to the economic environment and customers' desire to reduce inventories.

In comparison with the third quarter, the fourth quarter of 2001 benefited from the integration of Soplaril's activities into Pechiney, a process which is moving forward as planned.

Other Activities

Earnings from operations reported by **Ferroalloys and other activities** rose from € 4 million in the fourth quarter of 2000 to € 6 million in the same period in 2001. The increase was the result of the closing of the primary magnesium production unit at Marignac (France), an activity which reported a loss in the fourth quarter of 2000.

In **International Trade**, earnings from operations increased by € 4 million from the fourth quarter of 2000. This trend mainly reflected the good results of alumina trading activities in the period, although other activities were affected by the weak demand in North America (particularly for copper and aluminum) and by the difficult economic environment (sales volume and margins declined in distribution).

Other statement of income items

In the fourth quarter of 2001, **income from operations** totalled € 38 million. This item included € 33 million in restructuring expense and exceptional depreciation, of which € 29 million in depreciation of goodwill and of assets with no impact on the cash flow.

In the period, **current and deferred income taxes** represented a charge of € 16 million, compared with a charge of € 33 million in 2000. For 2001, the effective tax rate was 35.4%, in line with the Group's forecast.

Balance sheet items

As of December 31, 2001, **net indebtedness** totalled € 1,484 million. Compared with shareholders' equity and minority interests of € 3,564 million, the debt-to-equity ratio was 0.42, compared with 0.25 as of December 31, 2000.

As of December 31, 2001, the total number of outstanding shares was 81,626,190, of which 3,554,664 were owned by the Company as treasury stock.

Perspectives

Following the publication of the Group's annual results, Jean-Pierre Rodier declared: "*I am confident that, thanks to the combination of initial Continuous Improvement Gains, the full year impact of 2001 acquisitions and of an additional 20% improvement in Packaging profits, Pechiney is well positioned for 2002. These benefits, without assuming a marked recovery in the world economy in 2002 and on the basis of a realised aluminium price of 1,450 U.S.$/metric ton and a U.S. dollar exchange rate of $0.90/€, should allow Pechiney to compensate for the impact on 2002 earnings from operations of a fall in aerospace orders and of a difficult economic environment at the start of this year.*"

Coming Events	
Shareholders' Meeting 2001:	March 28, 2001
Next consensus survey:	April 2, 2002
First quarter results:	May 2, 2002
Ex-dividend date:	May 7, 2002
Pechiney conference (London):	June 18, 2002

Information in this press release relating to the Group's future earnings should be considered as simple forecasts.
The risks to which the Group is exposed, in particular the strong competitive pressure on its principal markets, the possibility of labour unrest, dependence of certain sectors on principal customers and fluctuations in LME prices and U.S. dollar exchange rates, may have a significant impact on the Group's actual results.

Investor Relations Contacts:

Charles L. Ranunkel	Tel: 33 1 56 28 25 07
Catherine Paupelin	Tel: 33 1 56 28 25 08
Jérôme Gaudry	Tel: 33 1 56 28 25 23
	Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Appendix

Comparison with American accounting standards (US GAAP)

Statement of income Q4 2001

Millions of euros	French GAAP	Impact SFAS 133	Impact SFAS 142	US GAAP
Net Sales	2,679	4	-	2,683
Earnings from operations	**104**	**(8)**	**-**	**96**
Goodwill amortisation	(9)	-	3	(6)
Restructuring expense, Other (expense) income	(57)	-	-	(57)
Income from operations	**38**	**(8)**	**3**	**33**
Financial expense, net	(16)	(3)	-	(19)
Income tax benefit (expense)	(16)	4	-	(12)
Equity in net earnings of affiliates	8	(4)	-	4
Minority interests	(6)	-	-	(6)
Net Income	**8**	**(11)**	**3**	**0**

Statement of income 2001

Millions of euros	French GAAP	Impact SFAS 133	Impact SFAS 142	US GAAP
Net Sales	11,054	(11)	-	11,043
Earnings from operations	**549**	**(46)**	**-**	**503**
Goodwill amortisation	(29)	-	3	(26)
Restructuring expense, Other (expense) income	(85)	-	-	(85)
Income from operations	**435**	**(46)**	**3**	**392**
Financial expense, net	(68)	(2)	-	(70)
Income tax benefit (expense)	(130)	17	-	(113)
Equity in net earnings of affiliates	24	-	-	24
Minority interests	(28)	-	-	(28)
Cumulative effect of changes in accounting principles	-	(11)	-	(11)
Net Income	**233**	**(42)**	**3**	**194**

Balance sheet as of 12/31/2001

Millions of euros	French standards	Impact US GAAP	US GAAP
Long-term assets	5,031	(59)	4,972
Current assets	3,652	121	3,773
Total assets	**8,683**	**62**	**8,745**
Shareholder's equity	3,395	(158)	3,237
Minority Interests	169	-	169
Long-term liabilities	2,273	81	2,354
Current liabilities	2,846	139	2,985
Total liabilities and Shareholder's equity	**8,683**	**62**	**8,745**

The accounting principles applied by the Group in the preparation of its financial statements differ in certain points from generally accepted accounting principles in the United States. The impact of these differences is presented in the accompanying tables.

The differences affect the statement of income in the following way.

Accounting for derivatives and hedging operations

As of January 1, 2001, Pechiney's financial statements prepared in accordance with US GAAP reflect the adoption of the accounting standard SFAS 133, which requires that derivative instruments (foreign exchange, interest rates, commodities) be recognised as assets or liabilities and measured at fair value. This standard also significantly changes the requirements for hedge accounting.

The application of these new criteria means that certain hedging activities, which are efficient from an economic point of view, are no longer recognised as hedging activities. As a result, gains and losses resulting from the mark to market of certain hedging instruments are to be recorded in net income or in equity, with no recognition of the inverse effect of the mark to market of the hedged items.

For this reason, the impact of this standard on results varies according to market conditions and is difficult to forecast. The application of SFAS 133 generated a net accounting charge (with no impact on cash flow) of € 11 million in the fourth quarter of 2001 and of € 31 million for the year 2001 (excluding the impact of the initial adoption of the standard as of January 1, 2001, recorded as an € 11 million reduction in net income in the first quarter).

Amortisation of goodwill

In Pechiney's financial statements prepared in accordance with US GAAP, business combinations as of July 1, 2001, are recorded in compliance with the accounting standard SFAS 142, which requires that goodwill and certain intangible assets acquired be no longer amortised, but be regularly tested for impairment. As of January 1, 2002, the accounting standard SFAS 142 will apply to all goodwill, including goodwill and other intangible assets acquired before July 1, 2001.

The application of SFAS 142 led to a reduction of € 3 million in amortisation in the fourth quarter of 2001 and for the year 2001.

In addition, in the balance sheet prepared in accordance with US GAAP, shareholders' equity and fixed assets were € 121 million less than the corresponding figures stated according to French accounting standards, owing to the different way complementary retirement provisions are recorded.

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

(millions of euros)	2001	2000
Net sales	**11,054**	**10,679**
Other operating revenues	150	148
Cost of goods sold (excluding depreciation)	(9,615)	(9,217)
Selling, general and administrative expense	(615)	(559)
Research and development expense	(97)	(90)
Amortisation (excluding goodwill)	(328)	(303)
Earnings from operations	***549***	***658***
Goodwill amortisation	(29)	(20)
Restructuring expense and Long-lived assets writedown	(97)	(29)
Other (expense) income	12	(11)
Income from operations	**435**	**598**
Financial expense, net	(68)	(68)
Income before income taxes	**367**	**530**
Income tax benefit (expense)	(130)	(172)
Income from consolidated companies	**237**	**358**
Equity in net earnings of affiliates (*)	24	(13)
Minority interests	(28)	(31)
Net Income	**233**	**314**
Net income per common share "A" (euros) (**)	**2.92**	**3.90**

(*) Including in 2000, a charge of € 46 million linked to the sale of the Group's remaining equity interest in ANC.
(**) Computed on the average number of "A" and "B" shares, i.e. 79,058,594 for the year 2001 (excluding treasury shares). 1,408,353 were repurchased during 2001.

Adjusted Net Income per share Calculation		
- Adjusted net income (***)	297	383
- Adjusted Net Income per share (€)	3.76	4.78

(***)Published net income per share restated to reflect the impact, after taxes, of restructuring expense and other (expense) income.

Consolidated Statement of Cash Flow

(millions of euros)	2001	2000
Resources from Operations	**750**	**780**
Change in working capital requirements	24	(210)
Utilisation of provisions and other	(197)	(172)
Cash provided by Operations	**577**	**398**
Capital expenditures	(389)	(287)
Financial investments	(582)	(247)
Divestitures and other	54	484
Net Cash-flow	**(340)**	**348**
Dividends paid	(134)	(72)
Purchase of treasury shares and increase in capital	(59)	(49)
Increase (decrease) in Cash	**(533)**	**227**

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

(millions of euros)	2000 Q1	2000 Q2	2000 Q3	2000 Q4	2001 Q1	2001 Q2	2001 Q3	2001 Q4
Net sales	2,567	2,660	2,642	2,810	2,817	2,806	2,752	2,679
Other operating revenues	27	44	29	48	43	38	29	40
Cost of goods sold (excluding depreciation)	(2,188)	(2,286)	(2,317)	(2,426)	(2,443)	(2,448)	(2,393)	(2,331)
Selling, general and administrative expense	(135)	(140)	(133)	(151)	(147)	(150)	(146)	(172)
Research and development expense	(20)	(23)	(23)	(24)	(24)	(22)	(24)	(27)
Amortisation (excluding goodwill)	(71)	(77)	(74)	(81)	(80)	(82)	(81)	(85)
Earnings from operations	***180***	***178***	***124***	***176***	***166***	***142***	***137***	***104***
Goodwill amortisation	(5)	(5)	(5)	(5)	(6)	(7)	(7)	(9)
Restructuring expense and Long-lived assets writedowns	0	(2)	(6)	(21)	0	(7)	(57)	(33)
Other (expense) income	(20)	(5)	(8)	22	8	(14)	42	(24)
Income from operations	**155**	**166**	**105**	**172**	**168**	**114**	**115**	**38**
Financial expense, net	(17)	(21)	(15)	(15)	(16)	(17)	(19)	(16)
Income before income taxes	**138**	**145**	**90**	**157**	**152**	**97**	**96**	**22**
Income tax benefit (expense)	(50)	(49)	(40)	(33)	(48)	(27)	(39)	(16)
Equity in net earnings of affiliates	(37)	9	5	10	1	10	5	8
Minority interests	(8)	(7)	(6)	(10)	(9)	(7)	(6)	(6)
Net income	**43**	**98**	**49**	**124**	**96**	**73**	**56**	**8**

Adjusted Net Income per share Calculation

	2000 Q1	2000 Q2	2000 Q3	2000 Q4	2001 Q1	2001 Q2	2001 Q3	2001 Q4
Adjusted net Income(*)	106	103	58	117	91	87	66	53
Adjusted net Income per share (€)	1.31	1.27	0.73	1.47	1.15	1.09	0.84	0.68

(*)Published net income per share restated to reflect the impact, after taxes, of restructuring expense and other (expense) income.

Earnings from Operations

	2000 Q1	2000 Q2	2000 Q3	2000 Q4	2001 Q1	2001 Q2	2001 Q3	2001 Q4
Primary Aluminium	132	131	106	140	136	100	115	72
Aluminium Conversion	24	26	12	16	9	19	4	(9)
Packaging	23	28	24	25	32	37	32	35
Ferroalloys	5	(1)	(8)	4	1	(4)	(3)	6
International Trade	15	16	13	20	10	11	10	24
Holdings	(19)	(22)	(23)	(29)	(22)	(21)	(21)	(24)
Total	**180**	**178**	**124**	**176**	**166**	**142**	**137**	**104**
Realised average price ($/t)	1,583	1,596	1,525	1,561	1,550	1,543	1,481	1,373
Average euro/U.S. dollar	0.99	0.93	0.90	0.87	0.92	0.87	0.89	0.90

Appendix

Consolidated Balance Sheet

French GAAP (millions of euros)	As of 12/31/2001	As of 12/31/2000
ASSETS		
Property, plant and equipment, net	2,997	2,476
Goodwill, net	860	642
Other intangible assets, net	145	166
Investments in equity affiliates	297	261
Long-term investments	141	149
Deferred income taxes	335	331
Other long-term assets	256	233
	5,031	**4,258**
Inventories, net	1,601	1,448
Accounts receivable – Trade	1,466	1,500
Deferred income taxes	60	53
Prepaid expenses	71	312
Other receivables	20	41
Marketable securities	113	86
Cash	321	375
Total current assets	**3,652**	**3,815**
Total assets	**8,683**	**8,073**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholder's equity		
Capital stock		
- Common shares "A"	1,229	1,228
- Preferred shares "B"	16	16
Share premium	767	767
Retained earnings	1,473	1,351
Accumulated other comprehensive (loss) income	50	(9)
Treasury shares	(140)	(80)
	3,395	**3,273**
Minority interests	**169**	**169**
Long-term liabilities		
Deferred income taxes	173	93
Other long-term liabilities	1,129	1,079
	1,302	**1,172**
Long-term debt	**971**	**734**
Current liabilities		
Accounts payable – Trade	1,504	1,503
Accrued liabilities	375	585
Other payables	18	14
Current portion of long-term debt	37	31
Short-term bank loans	912	592
	2,846	**2,725**
Total liabilities and shareholders' equity	**8,683**	**8,073**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2002

PECHINEY

By: /s/ OLIVIER MALLET
Name: Olivier MALLET
Title: Chief Financial Officer